XENSE INC

Financial Statements

Year Ended

2025 & 2024

	Page
CEO Certification………...………...	3

FINANCIAL STATEMENTS:

Balance Sheets..	4
Statements of Operations..	5
Statements of Changes in Stockholders' Equity..	6
Statements of Cash Flows...	7
Notes to Financial Statements…...	8

I, Ying Zhao, the CEO of XENSE INC, hereby certify that the financial statements of XENSE INC and notes thereto for the periods ending Dec 31 2025 and Dec 31 2024 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2025 the amounts reported on our tax returns were total income of $ 0; taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 30, 2026.

X_____

    Ying Zhao

(Signature)

CEO_____ (Title)

April 30, 2026_____ (Date)

Statement of Balance Sheet
(not reviewed nor audited)

As of December 31		2025		2024
In USD ($)				
Assets				
Total for Current Assets	$	21,389	$	43,771
Fixed Assets				
Total for Fixed Assets	$	31,264	$	31,264
Other Assets				
Accumulated Amortization of IP (Patents, Trademarks and Copyrights)	$	(23,067)	$	(29,679)
Patents, copyrights, & franchises	$	566,243	$	422,246
Total for Other Assets	$	543,176	$	392,567
Total for Assets	$	595,828	$	467,601
Liabilities and Equity				
Liabilities				
Current Liabilities				
Total for Current Liabilities	$	56,482	$	56,482
Long-term Liabilities				
Safe	$	113,890	$	113,890
Total for Long-term Liabilities	$	1,407,526	$	1,698,062
Total for Liabilities	$	1,577,898	$	1,868,434
Equity				
Common stock	$	52,475	$	52,475
Common stock (converted)	$	71,996		
Total for Common stock	$	124,471	$	52,475
Investor Contributions	$	845,000	$	845,000
Retained Earnings	$	(3,557,597)	$	(3,187,654)
Total for Equity	$	(2,588,125)	$	(2,290,178)
Total for Liabilities and Equity	$	**(1,010,227)**	$	**(421,744)**

Statement of Operations
(not reviewed nor audited)

As of Dec 31		2025		2024
in USD ($)				
Net Revenues- S				
Cost of Goods Sold				
Gross Profit				
Operating Expenses				
R & D	$	50,996	$	118,297
Sales & Marketing	$	11,273	$	17,157
Total Operating Expenses	$	62,270	$	135,454
Operating Income (loss)				
Interest Expense			$	181,857
Other Loss (Income)	$	26,054	$	1,122
Income (Loss) before provision for income taxes	$	(88,324)	$	(369,943)
Provision (benefit) for income taxes				
Net Income (Net Loss)	$	(88,324)	$	(369,943)

Statement of Cash Flow
(not reviewed nor audited)

As of Dec. 31	2025	2024
In USD ($)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Income	$ (63,642)	$ (306,744)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
By Operating Activities		
Depreciation property		$ 1,978
Accumulated Amortization of Intangibles	$ 6,612	$ 10,545
Fair Value in excess of stated value of derivative instrument		
Changes in Operating Assets and Liabilities		
Credit Cards	$ 40,859	$ 42,163
Other Current Liablities	$ 16,538	
Net Cash Used in Operating Activities		
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 64,009	$ 54,686
Net cash provided by operating activities	$ 367	$ (252,058)
INVESTING ACTIVITIES		
Patents, copyrights, & franchises	$(143,997)	$ (30,755)
Tools, machinery and equipment		$ (472)
Net cash provided by investing activities	$(143,997)	$ (31,227)
FINANCING ACTIVITIES		
Safe Investment	$ 5,000	$ 20,000
Borrowing from Promissory Notes and Loans	$ 159,351	$ 88,590
Additional Paidin Capital	$ 85,286	$ 279,297
Net cash provided by financing activities	$ 249,637	$ 382,187
NET CASH INCREASE FOR PERIOD	$ 30,386	$ 35,708
Cash at beginning of period	$ (52,525)	$ (25,230)
CASH AT END OF PERIOD	$ 53,482	$ 73,672

Statement of Change of Shareholder's Equity
(not reviewed nor audited)

	Common Stock - Class A		Common Stock - Class B		Seed Preferred Stock		Preferred Stock		Common stock		Paid-in Capital	Accumulated Deficit	Stockholders' Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Inception	-	$ -	-	$ -	-	$ -	-	$ -	7,190,443	$ 719	1,196,212	(2,532,862)	(1,335,860)
Issuance of stock	39,284,025	3,928	10,000	1	178,571	18	714,285	71	-7190443	(719)	$ (554,857)		$ (551,700)
Shares issued for services	-	-	-	-	-	-	-	-	-	-	93,366	-	93,366
Net income (loss)	-	-	-	-	-	-	-	-	-	-	-	(825,241)	(825,241)
31-Dec-22	39,284,025	$ 3,928	10,000	$ 1	178,571	$ 18	714,285	$ 71	(7,190,443)	$ (0)	$ 734,721	$(3,358,103)	$(2,619,435)
Shares issued for services	142,857	14	-	-	35,714	4	-	-	-	11	107,476	-	107,487
Stock option compensation	1,093,333	109	-	-	-	-	-	-	-	6	62,540	-	62,546
Net income (loss)	-	-	-	-	-	-	-	-	-	-	-	(361,315)	(361,315)
31-Dec-23	40,520,215	$ 4,052	10,000	$ 1	214,285	$ 21	714,285	$ 71	(7,020,445)	$ 17	$ 904,737	$(3,719,418)	$(2,810,717)
Shares issued for debt conversion	-	-	-	-	202,639	203							
Shares issued for cash	-	-	-	-	-	-							
Shares issued for services	-	-	-	-	-	-					279,217		279,217
Conversion of preferred stock		-		-		-							
Discount on convertible debt	-	-		-		-							
Stock option compensation	1,093,333	109	-	-	-	-							
Net income (loss)	-	-	-	-	-	-	-	-	-	-	-	(318,434)	(318,434)
31-Dec-24	41,613,549	$ 4,161	10,000	$ 1	416,924	$ 224	714,285	$ 71	(7,020,445)	$ 17	$ 1,183,954	$(4,037,852)	$(2,849,934)
Shares issued for debt conversion	71,996	72	-	-	-	-							
Shares issued for cash	25,307	-	-	-	-	-					$ 85,286		
Shares issued for services	-	-	-	-	-	-							
Conversion of preferred stock	-	-	-	-	-	-							
Discount on convertible debt	-	-	-	-	-	-							
Stock option compensation	786,452	79	-	-	-	-							
Net income (loss)	-	-	-	-	-	-	-	-	-	-	-	(88,324)	(88,324)
31-Dec-25	39,322,611		10,000	$ 1	416,924	$ 224	714,285	$ 71	(7,020,445)	$ 17	$ 1,269,240	$(4,126,176)	$(2,938,258)

NOTE 1 - NATURE OF OPERATIONS

XENSE Inc was incorporated on April 23, 2018, in the State of Delaware under the name Opah S.V. Inc. On October 28, 2018, the company changed the name to Xense Biotec Inc. and on May 17, 2021, the company once again changed the name to XENSE Inc. The financial statements of XENSE Inc. (Which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Irvine, California.

The company is a medical imaging company based in Irvine CA, providing next-generation x-ray open design tomographic imaging technology that is to replace traditional CTs, fluoroscopes, densitometers, and general x-ray with standardization and high performance .

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2025, and December 31, 2024, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

Property and Equipment
Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the

resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category   Useful Life
Equipment 5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2024, AND DECEMBER 31, 2024

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earn revenues from the commercialization and selling of photonic sensing technologies and health monitoring products.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2024 and December 31, 2024 amounted to $11,273 and $36,957, which is included in sales and marketing expense.

Stock-Based Compensation
Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
Promissory Notes & Loans

During the years presented, the Company entered into promissory notes, loans and payment agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument	Name	Principal Amount	Starting Date	Maturity Date	Current Portion	Non-Current Portion	Interest Rate	Total
Loan	Ming Guo	$180,000	Apr-22			$180,000	0.00%	
Loan	Ming Guo	$4,963	Apr-24			$4,963	6.00%	
Debt or equity-no paperwork	Ming Guo	$75,600	Jun-25					
Promissory Note	WeiWei Guo	$500,000	Nov 27 2021	Nov 27 2026		$500,000	10.00%	
Promissory Note	Travis Ault	$105,000	March 17 2022	March 17 2027	$24,063	$105,000	25%	
Promissory Note	Travis Ault	$250,000	March 23 2024	March 23 2027	$37,500	$250,000	15.00%	
Loan - no paperwork	Ying Zhao	$74,304						
Debt	Stradling	$33,000	Sep-25			$16,000		
Payment	Knobbe	$290,000	Sept 2025			$290,000		
For the Year End 2025					**$61,563**	**$1,345,963**		**$1,407,526**

Out of which, $680,000, can be converted to equity upon $3 million or more funding.

The summary of the future maturities is as follows:

As of Year Ended Dec 31, 2025			
2026	$	500,000	Upon maturity, automatic conversion to equity
2027	$	355,000	
Total	$	**855,000**	

Note: before Maturity, if >$3M raised before maturity date, $500,000 converts to equity

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

Safe		Amount	Effective Perio	Valuation Cap	Discount	As of Dec 31, 202	As of Dec 31, 2024
	2021 $	861,936	2021 $	50,000,000	80% $	861,936 $	861,936
2022-2023	$	187,489	2022 $	205,000,000	80% $	187,489 $	187,489
Fair value in excess of stated value of derivative instrument						$ 84,385 $	84,385
Total						**$ 1,133,810 $**	**1,133,810**

 If there is an Equity Financing after the date hereof and before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock.

The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock.

The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to
ASC 480 in other long-term liabilities.

Convertible Note(s)
Below are the details of the convertible notes:

Debt Instr.	Name	Interest Rate	Borrowing Period	Maturity Date	Principal Amount	Current	Non-Current	Total Indebtness	Current2	Non-Current3	Total Indebtness4
Convertible Note	Ming Guo	6%	12/31/2023	12/31/2025	$ 53,000		$ 53,000	$ 53,000		$ 53,000	$ 53,000
Convertible Note	Ming Guo	6%	12/31/2022	12/31/2025	$ 21,000		$ 21,000	$ 21,000		$ 21,000	$ 21,000
Total					**$ 74,000**		**$ 74,000**	**$ 74,000**		**$ 74,000**	**$ 74,000**
						For the Year Ended Dec 2024			For the Year Ended Dec 2023		

As of April 30, 2025, automatic conversion has taken place due to closing of an equity financing. The convertible notes have been converted into common stock shares at a conversion price of $1.50* 75% = $1.125. The convertible note for $53,000, with interest at the time of conversion has a value of $ 55,208, total shares converted is 49,074 shares. The convertible note for $21,000, with interest up to the time of conversion has a value of $24,068, total common stock shares converted to is 22,921 shares at a conversion price of $1.50 * 70% =$1.05 per share. Total shares are 71,996 shares

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Class A Common Stock
The Company is authorized to issue 40,000,000 shares of Class A common stock at a par value of $0.0001. As of December 31, 2025, and December 31, 2024, _____ and 36,426,882 shares were issued and outstanding, respectively.

Class B Common Stock
The Company is authorized to issue 10,000 shares of Class B common stock at a par value of $0.0001. As of December
31, 2024, and December 31, 2023, 10,000 shares have been issued and are outstanding.

Series Seed Preferred Stock
The Company is authorized to issue 460,000 shares of preferred shares at a par value of $0.0001. As of December 31, 2025, and December 31, 2024, 0 and 401,212 shares of preferred stock were issued and outstanding, respectively.

NOTE 6 – RELATED PARTY TRANSACTIONS

In 2020 and 2022, The Company issued two Promissory Note in the aggregate amount of $600,000 to one of the shareholders, Travis Ault. $350,000 and accrued interests have been converted into equity based on a warrant agreement. As of December 31, 2024, and December 31, 2023, outstanding balance of the loan is $250,000, $250,000.

In 2022, The Company issued two Promissory Note in the aggregate amount of $105,000 to one of the shareholders, Travis Ault. As of December 31, 2024, and December 31, 2023, the outstanding balance of the loan is $105,000, $105,000.

In 2023 and 2022, the company borrowed money from one of the shareholders, Ying Zhao, in the amount of $142,666. There is no contract in place. As of December 31, 2024, and December 31, 2023, outstanding balance of the loan is $129,000, $98,500, respectively. The loan is to be converted to equity at a market price of the loan or can be repaid if the company raises >$3 million in funding depending on the company's cash situation.

In 2022, the Company borrowed $180,000 from one of the share holders, Ming Guo. As of December 31, 2024, and December 31, 2023, outstanding balance of the loan is $180,000 and $180,000, the loan amount will be converted to stock if >$3 million raised in funding.

In 2024, the company borrowed $4963.00 from one of the shareholders, Ming Guo. As of December 31, 2024, and December 31, 2023, outstanding balance of the loan is $4963 and $4963

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black Scholes option pricing model to determine the fair value of stock options. Fair Value of Financial Instruments The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments). The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:
 Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.
Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.
Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 30, 2026, which is the date the financial statements were issued.